SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANAC authorizes TAM Linhas Aéreas to perform maintenance on ATR-42s

The company is authorized to perform all maintenance procedures on aircraft belonging to Pantanal, acquired by TAM SA in December

São Paulo, July 26, 2010 – Our MRO (Maintenance, Repair and Overhaul) unit has just been certified by the National Civil Aviation Agency (ANAC) to perform maintenance on ATR-42 aircraft. This authorization gives us full responsibility for maintaining the fleet of Pantanal, an airline acquired last December, and expands the offer of maintenance center services for third-party clients.

ANAC has also authorized us to perform quick repairs to ATR-42 PW 120/121/121A engines and handle certain operational tests, in addition to nickel and silver electroplating.

“We will be in charge of both heavy maintenance and routine services for Pantanal’s aircraft, offering what we call total care,” explained Ruy Amparo, MRO Vice-President.

Having been granted this certification, the first Pantanal ATR-42 check began this week at our Technology Center in São Carlos. In addition to heavy maintenance, the interior of the aircraft will be reconfigured to adjust it to TAM’s visual standards, and various additional tasks will also be carried out. Pantanal’s five ATR-42s are expected to pass through our maintenance complex within the next 12 months.

We are already certified by the aviation authorities of the United States (Federal Aviation Administration - FAA), Europe (European Aviation Safety Agency - EASA), Brazil (National Civil Aviation Agency - ANAC), and various South American countries, to perform all major scheduled maintenance procedures (C and D checks) on Airbus A318/319/A320/A321/A330’s and Boeing 767’s in its own fleet and belonging to other airlines, as well as Fokker-100’s. Since January 2007, TAM has also held IOSA certification (IATA Operational Safety Audit), the world’s most complete and widely-recognized assurance of operational safety.

Established in the city of São Carlos in the interior of the State of São Paulo, TAM Technological Center occupies its own area of 4.6 million square meters.  In addition to maintenance hangars, the complex houses workshops for maintenance in aeronautical components, with equipment ranging from navigational computers to complete landing gears.

About TAM: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 42.9% domestic market share and 86.5% international market share in June 2010. We operate regular flights to 44 destinations throughout Brazil and we serve 88 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1167 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.9 million subscribers and has awarded more than 10.6 million tickets.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306 equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 26, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.